Exhibit 99.31

                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA

                                                    CASE NO. 96-8889-CIV-ZLOCH
                                                    Magistrate Judge Seltzer

WESTAR CAPITAL, INC.,

                       Plaintiff,

 vs.

ADT LTD., MICHAEL A. ASHCROFT,
STEPHEN J. RUZIKA, JOHN E.                              MEMORANDUM OF THE ADT
DANNEBERG, ALAN B. HENDERSON,                           DEFENDANTS IN REPLY TO
JAMES S. PASMAN, JR., W. PETER                          PLAINTIFF'S SUPPLEMENTAL
SLUSSER, WILLIAM W. STINSON,                            MEMORANDUM IN SUPPORT
RAYMOND S. TROUBH, and                                  OF ITS MOTION FOR A
REPUBLIC INDUSTRIES, INC.,                              PRELIMINARY INJUNCTION

                       Defendants.

         The ADT Defendants respectfully submit this memorandum in reply to plaintiff's supplemental memorandum in support of its motion for a preliminary injunction.

         1. In its March 5, 1997 supplemental memorandum, plaintiff concedes that holding a shareholders meeting before March 20, 1997 is now "impractical." See Pl. Supp. Mem. at 3 n.2. The reason is that the Securities and Exchange Commission (the "SEC") is still reviewing plaintiff's proposed tender offer documents and has not yet approved those documents. After the SEC review is completed, the federal securities laws require that there be a minimum time period between when offer documents are approved by the SEC and distributed and when any shareholder vote may take place. In short, plaintiff significantly underestimated how long it would take to have its materials approved by the SEC and to present its offer to ADT's shareholders.

         2. Two things are noteworthy about this development. First, it further demonstrates the reasonableness of ADT's decision to schedule the shareholders meeting for July 8, 1997. Bermuda law does not permit ADT's board to cancel the meeting after it has been noticed. So it has proved better to schedule a date that can be kept rather than to schedule a date that would be too early. Had the ADT board (or this Court) done what plaintiff previously requested and scheduled the meeting for March 20, 1997, then plaintiff would not have been ready to proceed with the vote and much time and effort would have been wasted.

         3. Second, it now seems clear that March 20, 1997 was a date which plaintiff simply pulled out of the air as the date on which it would like to have a meeting and that nothing irreparable would happen if that date were missed. Plaintiff makes no claim in its supplemental memorandum that having to meet in April or sometime later, as opposed to March, will cause it any irreparable harm. It also seems clear now that a July 8, 1997 meeting will also cause plaintiff no irreparable harm either.

         4. Plaintiff argues in its supplemental memorandum that ADT's rationale for selecting a July 8 meeting date is now moot because the ADT board has already rejected plaintiff's offer. Plaintiff's mootness argument is, we submit, backward. It is plaintiff's motion that is now moot, not ADT's defense. Plaintiff moved this Court for a preliminary injunction order that it now does not want because it says March 20 is too early. Plaintiff now proposes to amend the relief it is seeking in its motion and to ask the Court to set an unspecified date at some point after the SEC approves plaintiff's offer documents. We respectfully submit that the better procedure is for plaintiff's existing motion to be denied as moot, and for plaintiff to refile its motion after it is able to make a specific request for relief from this Court based on known circumstances. 1


--------
         1 While plaintiff now states that it expects the SEC to approve its offer materials "soon" (See Pl. Supp. Mem. at 3 n.2), plaintiff previously represented that its materials would be approved and distributed in final form "well in advance of March 20, 1997." See Memorandum of Law in Support of Plaintiff's Motion for a Preliminary Injunction, dated Jan. 23, 1997, at 17 n. 11.


         5. There is also no merit to plaintiff's attempt to characterize the deposition testimony of Raymond Troubh, one of ADT's independent outside directors, as an admission that a meeting date earlier than July should be set now that ADT's board has concluded that plaintiff's current offer is too low. Plaintiff misleadingly makes it appear that ADT's board decided on July solely because ADT's financial advisers, Merrill Lynch, believed they would need at least that amount of time in order to provide the board with the necessary opinions and advice. See Pl. Supp. Mem. at 2. To the contrary, Mr. Troubh, who also sits on the board of other well-known corporations such as Time- Warner, testified at length about the many factors that were considered by the board in choosing the July date. Mr. Troubh explained that he was the ADT director who first proposed July 8, 1997 as a date that would be fair to all interests and that the July date was between the February date that plaintiff had demanded and a date near the end of 1997 proposed by Merrill Lynch. See Deposition of Raymond
S. Troubh, dated Feb. 12, 1997 ("Troubh Dep."), at 61-65, 122-23 (attached as Ex. A). Mr. Troubh stated that during the period between March and July, the value of plaintiff's stock and the prospects for both plaintiff's business and ADT's business would become clearer and the opportunities for a higher offer would become greater. See Troubh Dep. at 71-72, 86-91. These reasons are as sound today as they were when Mr. Troubh testified four weeks ago.

         6. There is another recent event which supports the ADT board's decision to schedule the shareholders meeting in July. On March 3, two days before plaintiff filed its supplemental brief, plaintiff changed the terms of the offer it plans to make to ADT's shareholders whenever the SEC approves its offer materials. Plaintiff increased the cash portion of its proposed offer by $2.50 per share and lowered the stock portion of its offer by the same amount. That changed further underscores the continuing uncertainty surrounding plaintiff's proposed offer, and in particular the uncertainty created by plaintiff's decision to make its offer based largely on stock as opposed to cash. If additional time creates the possibility that different and better offers may be made, then a July meeting date is entirely in the best interests of ADT's shareholders.

                                   Conclusion

         For the foregoing reasons, the ADT Defendants respectfully request that plaintiff's motion for preliminary injunction concerning the scheduling of the ADT shareholders meeting be denied.

                             Certificate of Service

         I HEREBY CERTIFY that on this 10th day of March 1997 a true and correct copy of the foregoing was sent by telefax and mail to (i) John L. Hardiman, Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, counsel for plaintiff, hand-delivery to (ii) Martin L. Steinberg, Holland & Knight, LLP, 701 Brickell Avenue, Miami, Florida 33101, counsel for plaintiff, (iii) Henry Latimer, Eckert Seamans Cherin & Mellot, 450 Las Olas Boulevard, Ft. Lauderdale, Florida 33301, counsel for Republican Industries, Inc. ("Republic"), and mail to
(iv) Thomas Allingham, Jr., Skadden, Arps, Slate, Meagher & Flom, One Rodney Square, P.O. Box 636, Wilmington, Delaware 19889-0636, counsel for Republic.

Dated: Miami, Florida
       March 10, 1997

                                       PODHURST, ORSECK, JOSEFSBERG
                                       EATON, MEADOW, OLIN & PERWIN,
                                       P.A.

                                       By: /s/ Robert C. Josefsberg by KWE
                                       -----------------------------------
                                            Robert C. Josefsberg
                                            Florida Bar No. 040856

                                       By: /s/ Katherine W. Ezell
                                       --------------------------
                                            Katherine W. Ezell
                                            Florida Bar No. 114771

                                       Suite 800, City National bank Building
                                       25 West Flagler Street
                                       Miami, Florida 33130-1780
                                       Tel: (305) 358-2800
                                       Fax: (305) 358-2382

                                                  -and-

Of Counsel:
-----------
Michael P. Carroll                     DAVIS POLK & WARDWELL
James H. R. Windels                    450 Lexington Avenue
                                       New York, New York 10017
                                       Tel: (212) 450-4000
                                       Fax: (212) 450-4800
                                       Attorneys for the ADT Defendants

                                                                    [EXHIBIT A]

                                    ORIGINAL

                                **CONFIDENTIAL**

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF FLORIDA

FORT LAUDERDALE DIVISION

WESTAR CAPITAL, INC.,

                        Plaintiff,

          -against-

ADT LTD., MICHAEL A. ASHCROFT
STEVEN J. RUZIKA, JOHN E.
DANNEBERG, ALAN B. HENDERSON,
JAMES S. PASMAN, JR., W. PETER                           Case No.
SLUSSER, WILLIAM W. STINSON,                         96-8889-CIV-ZLOCH
RAYMOND S. TROUBH, and REPUBLIC
INDUSTRIES, INC.,

                        Defendants.



                                                  February 12, 1997
                                                  10:30 a.m.

         Deposition of RAYMOND S. TROUBH, held at the offices of Sullivan & Cromwell, 125 Broad Street, New York, pursuant to Court Order, before David Levy, CSR, a Notary Public of the State of New York.

                       Troubh - confidential [pages 61-65]

         Q. Did you have an agenda with you before you attended the meeting?

         A. I don't recall.

         Q. Was Westar's proposal for a special meeting discussed at that board meeting?

         A. Yes.

         Q. Who participated in that discussion?

         A. Well, all of the board members participated in the discussion, as well as our financial advisers and our legal advisers.

         Q. Was there a discussion as to when the special meeting called by Westar should be held.

         A. Yes.

         Q. And could you tell me what was said on that subject.

         A. My best recollection is that Mr. Ashcroft, as chairman, opened the meeting, reiterating that a call had been made to Westar for a special meeting; that he was going to ask our legal and financial advisers to comment, and then the meeting would be open for discussion.

         It's also my recollection that we had either received at that meeting or just before a legal opinion as to the propriety of calling a special meeting, a legal opinion signed by Allen & Overy, who were our London solicitors, and Appleby & Sperling, who were our Bermuda solicitors, advising the board as to its rights and obligations.

         Q. Tell me how the board arrived at the July 8th date for the special meeting, please, Mr. Troubh.

         A. We asked Merrill Lynch, as financial advisers, to comment on how quickly they could give us an advice as to the fairness of the offer; and they had two senior people there, one an expert in the utility industry and regulation, and one an expert on mergers and acquisitions.

         Each spoke at length on his respective area of expertise. We learned about the whole area of deregulation of U.S. energy companies, the uncertainty prevailing as to how they would be valued in the marketplace, discussions of the FERC, the Federal Energy Regulatory Commission, how they would react to various mergers.

         As you know, Westar was at that time negotiating or fighting with Kansas City Power and Light, and that would, if they got together, that would be a merger which would come under jurisdiction of FERC, so that was discussed.

         There as then a discussion as to what the real value of the purported offer was. We hadn't received any documents from Westar, nor had, as far as I know, had they filed anything with the SEC indicating with precision what -- the offer was quite conditional at that time and still is, as far as I can tell.

         So Merrill was not prepared at that time to give us an opinion as to fairness or fair value to our shareholders. They wanted a lot of time. They had to do pro formas. They had no idea whether in fact Westar were to merge with Kansas City Power and Light, whether the ONEOK deal would do through, whether they may make other offer. They are a very active utility, as you know.

         My best recollection is that the legal advice was that --

                           MR. CARROLL: Just a second. We're going to maintain
                  privilege over the advice as to your rights and obligations under Bermuda law, so I don't want you revealing substance of the legal advice.

                           You have identified the fact that you received the
                  advice, and we're going to limit it to that; okay?

         A. (Continuing) The upshot was, after a very thorough review of the market climate, the regulatory climate, the merger and acquisition climate, the uncertainty related to what the value of this security being offered would be subsequently, Merrill wanted a good deal of time to be able to prepare their opinion.

         And in fact, my recollection is that they -- they would like to have had 'till the end of the year. We discussed it. It was my suggestion that we pick July as a date because that wouldn't carry the thing to its extreme. On the other hand, it would give the board a good of time to get the proper investment opinions. We might even have decided to bring in another investment adviser. It would give us a chance to review the official SEC documents on this merger proposal.

         We would see whether in fact they were able to do the deal with Kansas City Power and Light, which was only announced two days ago, at least the agreement was announced two days ago. And we noticed, or I noticed in the newspapers that the chairman of Kansas City said he probably -- he hoped to be able to get through the federal regulatory authorities in, I think he said, eight, nine months.

         So in any event, it was I who suggested the July meeting date.

         Q. What was Mr. Ashcroft's view on what the meeting date should be?

         A. Mr. Ashcroft asked the board to consider my proposal. It was discussed. There was no dissent, and Mr. Ashcroft concurred. He did not lead the board in any way on this issue.

         Q. What alternative dates were suggested?

         A. As I said, Merrill, Lynch asked for December in order to give them more than enough time to give us a fair review of the offer.

                           THE WITNESS: Am I allowed to say what the legal
                  advice was as to the -- when you must call a meeting?

                           MR. CARROLL: No.

                           THE WITNESS: No?

                       Troubh - confidential [pages 71-72]

                  can ask him whether the pendency of any other offers had any bearing on the scheduling of the meeting date. I will permit him to answer that.

                           But I will not permit you -- let me just finish so
                  it's clear -- I will not permit you to ask in the open whether there have been any other offers since Western's. Okay?

                           Do you understand the distinction?

                   THE WITNESS: I'd like the question, please.

         Q. The question is, was the prospect of any other offers a factor in determining when to schedule the special meeting?

         A. Well, it certainly was in my mind. I have a great deal of experience in tender offers and takeovers, and in my view, time is an extremely important function in helping to arouse the lust of other people in making offers.

         My own view is that there are a number of likely candidates to come in and match or exceed this offer whose currency, that is, their shares, would be more attractive to us.

         ADT at the time of the meeting in Toronto and subsequently is, I would say, is on a roll. Things are developing extremely well. New products are being developed, new relationships are being developed, cross-selling opportunities are being presented. I think Wall Street is taking a more, closer look at us.

         And I think we are -- I think the first six months have been kind of an open sesame to what's going to happen.

         So in my mind, then and now, there is a -- there are opportunities and in fact, a likelihood of other offers coming in, competitive offers. And I would like to have the opportunity, as a director, to review them before voting on this one.

         Q. Okay. Are there any offers currently pending, offers beside the Western Offer?

DI               MR. CARROLL: I will not permit him to answer that question.
         I'm instructing. You are not allowed to probe, which is what you're doing, Tariq, and I admire you for your fortitude and persistence, but I don't agree that it's within the scope of in

                       Troubh - confidential [pages 86-91]

Merrill, Lynch representatives who were present at the meeting?

         A. There was a Mr. Gordon and a Mr. Johnson. I think it's Rich Johnson and Rick Gordon.

         Q. And you described earlier that they had expertise in utilities and deregulation; is that correct?

         A. I believe I said that one of them, who was a vice chairman of Merrill, Lynch, Mr. Gordon, was an expert in the utility industry, including deregulation. Regulation and deregulation.

         Q. Okay. And what about Mr. Johnson?

         A. Mr. Johnson's principal area of expertise I believe is corporate finance generally, with a specificity in mergers and acquisitions, tender offers.

         Q. Was there any discussion at that meeting as to what information, if information became available earlier, whether that would allow the meeting date to be scheduled earlier than July 8th?

         A. I can't recall with specificity. We discussed generally the requirement to hold the meeting and what shareholders would need to have in hand in order to vote intelligently. And I can't recall specifically what else was discussed.

         Q. What information do you think shareholders need to be able to vote intelligently?

         A. Well, on the issue of a hostile takeover, they need to know what they are going to be getting with some precision. Where it's all cash, you have at least, you have some precision. Where two-thirds of the offer is in paper, subject to the whims and caprices of the stock market on an hourly or minute basis, you can't know.

         In addition, the offeror here, Western or Westar, as you put it, you sort of mushed them together as one entity, was in the midst of trying to take over another company, an extremely hostile takeover battle where very nasty things were said about the target and its officers, where they were trying to make a deal with a major gas utility holding company, where the deregulation of utilities was becoming a major issue, where utilities were doing business all around the world, where you had no idea who your competitor might be from one day to the next, and you have the example of Enron selling electric energy in New

Hampshire, Enron being a Texas company, so the same thing could happen to -- in Kansas to Westar's operation.

         The point was, you would have to do a hell of a lot of work and need a lot more information that was then available, or in the near future, or in the near time frame available, to figure out what the what the value of that paper was, two-thirds of the offer.

         You had no idea as to the sanctity of the dividend. Utilities generally sell on a yield basis, and you have no idea whether taking over these other companies, you then didn't know whether the Kansas City Power and Light deal would be a cash deal or a stock deal, whether they would have to borrow money.

         So those are things that required more certainty. You had to understand where Western was planning to go. Was it going to continue to buy up utilities in hostile battle around the country, around that area, how much would it cost them? I mean, even in this deal with Kansas City Power and Light, they've got to pay 59 or $60 million in a breakup fee.

         So there's a lot of information -- who was going to be the management of the new company, was it Kansas City Power and Light people? Were they going to come in and take important managerial roles? How was the board going to be -- I mean, who was going to be buying our company, essentially. And what was going to be the value of the currency.

         Q. Why do you think shareholders would not have that information before July 8th?

         A. I had no idea when they would have it. I mean, since I'm -- maybe, to be blamed for this date, or credited, as the case may be, I just wanted enough time -- the financial advisers said, "Give us a lot more time because there are so many uncertainties."

         In addition, frankly, you had to look at where ADT was going. I mean, the questions that a board needs to think about in these kinds of hostile take overs is, A, is the price adequate; B, can we get somebody else to come in a reasonable course of time to top it; C, is the company itself better off on its own.

         Each case, and I've been involved in many of these, have got to stand on its own. I mean, information that we were getting about ADT with its new mobile so-called car-cop service to monitor the whereabouts of cars and trucks and other vehicles, our deals with HFS, our deals with Radio Shack, I mean, all of which lead us to believe, I think board members generally, the independent ones felt that this company is doing much better. This company could well sell for 20 to $30 on its own in a year.

         Well, if I believe that, or I have reason to believe it, of if my financial advisers, who I think are as competent as anybody else, tell me that's the case, then I might well decide to reject all offers. So I want to see the pro formas for Westar, which I haven't seen yet, for Westar, Western Resources, whatever that combination -- that -- that group is called now whether it's holding companies or subsidiaries or what, the whole mish-mash, together with its 45-percent interest in ONEOK, together with its now hundred percent ownership, hopefully, of Kansas City Power and Light, what the hell is that going to look like?

         I don't know. And as a responsible director and independent director with no obligations to any one individual, management or otherwise, I want to see what those are. That's why I suggested the July date.

         Q. Mr. Troubh, are you aware of the SEC comment process?

         A. SEC comment process?

         Q. Yes.

         A. On what?

         Q. On Western's registration statement in connection with its offer for ADT.

         A. I'm generally aware of SEC comments on prospectuses or 10-Ks or 10-Qs but on this, you'll have to give me a little more information on that.

         Q. Well, is it your understanding that Western Resources has filed its proposed prospectus with the SEC in connection with its

                      Troubh - confidential [pages 122-123]

                  constitutes a waiver.

                 MR. CARROLL: Just fine. Now, he can answer.

         A. Look, I'm not sure I'm bright enough to understand what the question --

                 MR. CARROLL: He wants to know what your understanding was at the meeting on the 6th on what your -- go ahead and state it.

         Q. As of January 6th, Mr. Troubh, I'd like to know what your understanding was of your obligations to ADT shareholders in calling, in scheduling the special meeting.

                 MR. CARROLL: You may answer.

         A. I felt my obligation as a director was to do what I perceived to be the fair and reasonable thing, recognizing that Western/Westar was a significant shareholder company, with holdings amounting to 25 percent. I also recognized that the other 75 percent was held by individuals and institutions.

         So I felt I had to recognize the rights of both the dominant shareholder, which was Westar, and everyone else.

         I tried -- I had listened to lawyers, without specifying to you the legal advice I obtained -- I had listened to lawyers and I understood roughly the time frame permissible under the laws of whatever jurisdictions might apply.

         I have a lot of experience in these kinds of takeovers, not only as a director but as a shareholder of different companies. And I felt that, by selecting this date, I was being fair -- or recommending this date, I was being fair and reasonable in sort of giving a notion of stability to the atmosphere. And my fellow directors agreed.

         Q. Is it your position that the ADT board had an unfettered right to call a meeting whenever it wished?

         A. My understanding was that within 21 days of the request by Westar, we had to notice a meeting.

         It was also my understanding that roughly -- very roughly -- the board had until, say, the end of the calendar year to set the actual meeting date. That's my understanding. My recollection now.